ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM
Michael G. Doherty T +1 212 497 3612 michael.doherty@ropesgray.com

July 13, 2022

VIA EDGAR

Ms. Lisa Larkin

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE Washington, DC 20549

Re:	Carlyle AlpInvest Private Equity Opportunities Fund (the “Fund”)

(File Nos. 333-264983, 811-23805)

Dear Ms. Larkin:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by letter dated June 10, 2022 relating to the initial registration statement of the Fund on Form N-2 (the “Initial Registration Statement”), filed with the Commission on May 16, 2022. We have considered your comments to the Initial Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (“Amendment No. 1”), which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the filing of the Initial Registration Statement.

The Staff’s comments are restated below, followed by the Fund’s responses. To the extent applicable, the Fund has included references to page numbers to the Amendment No. 1 for any responsive disclosure. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

GENERAL COMMENT

1.	Comment: Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, Staff will request to review such materials.

Response: The Fund confirms that it has not presented any test the waters materials to potential investors in connection with this offering.

PROSPECTUS

Outside Front Cover

2.

Comment: The Fund’s name contains the term “private equity.” “Private equity” suggests a type of investment and is subject to Rule 35d-l of the Investment Company Act of 1940 (the “1940 Act”). Please revise the disclosure to require the Fund to invest at least 80% of its net assets plus borrowings for investment purposes in “private equity” investments. Please also disclose that the 80% policy is fundamental or that the Fund will provide shareholders with at least 60-days’ prior notice of any change in the 80% policy.

Response: The requested change has been made (see page 26).

Outside Front Cover - Principal Investment Strategies

3.	Comment: In the first sentence, disclosure states that the Fund “will opportunistically allocate its assets across a globally diversified portfolio of private equity investments.”

a.	If the Fund will invest in foreign investments as a principal investment strategy, please add appropriate strategy and risk disclosure.

Response: The requested change has been made (see outside front cover, pages 2, 26, 30 and 37).

b.

As the Fund is classified as non-diversified, please remove references to the Fund being “diversified” and/or having “diversified” investment strategies because such language may potentially mislead and/or confuse investors about the nature of the Fund. See section 5(b)(2) of the 1940 Act that defines a non-diversified company as any management company other than a diversified company.

Response: The requested change has been made throughout Amendment No. 1.

4.

Comment: In the second sentence, disclosure refers to the possibility that the Fund may co-invest with third-party private equity and private credit funds. Please clarify that co-investing requires exemptive relief from the Commission and that the Fund may not receive such relief.

Response: The Fund respectfully notes that the indicated sentence refers to the Fund investing alongside unaffiliated third-party private equity and private credit funds, for which exemptive relief is not required. The prospectus discloses that the Fund may co-invest alongside its affiliates in privately negotiated investments, and the Fund believes that the disclosure on page iii (paragraph beginning with “The Fund has applied for exemptive relief . . .”) sufficiently describes the Fund’s exemptive application process, including the risk that the Fund may not obtain the requested exemptive relief.

5.

Comment: In the second sentence, disclosure uses the defined term “Underlying Funds” in clause (a). Please place the defined term elsewhere, as its placement is confusing in light of clause (a)’s focus on the Fund’s direct investment in portfolio companies.

Response: The Fund has deleted “Underlying Funds” as a defined term in this sentence.

6.

Comment: In the second sentence, disclosure states that the Fund’s investments will include “secondary purchases” and “direct subscriptions.” Please briefly explain the difference between the two types of investments. Also, please explain the nature of the secondary purchases of interest in Underlying Funds. For example, will these secondary purchases in Underlying Funds be transactions with other funds holding these Underlying Funds as is suggested by the name? Is there a reason that the Underlying Fund interests are acquired as secondary purchases and not direct investments? Please also confirm that Underlying Funds are only private funds, and not registered investment companies under the 1940 Act.

Response: The Fund uses the term “secondary purchases” to refer to purchases of interests of an Underlying Fund from other investors (which are typically banks, insurance companies, pension funds, endowments and family offices) holding interests of such Underlying Fund and the term “direct subscriptions” to refer to the Fund directing subscribing for interests in the Underlying Fund. As noted in Amendment No. 1, there is often significant overlap in GP and Underlying Fund exposure in the Fund’s Primary Investments and Secondary Investments strategies, and the Fund’s determination to pursue investments within its Primary Investments strategy and Secondary Investment strategy depends on the Fund’s current and target investment portfolio, including risk/return profile, and available market opportunities. The Fund confirms that the Underlying Funds are not registered investment companies under the 1940 Act.

7.

Comment: In the third sentence, disclosure states that the Fund “will also invest in broadly syndicated term loans and other fixed income investments in order to manage its cash and liquidity needs while earning an incremental return.” Please explain how the Fund will comply with its 80% policy while also managing its cash and liquidity needs.

Response: The Fund respectfully notes that the Adviser’s portfolio management personnel have extensive experience managing portfolios of private equity investments. The Fund believes that its investments in broadly syndicated term loans and other fixed income investments will be sufficient to meet its cash liquidity needs.

8.

Comment: In the last sentence, disclosure states that the Fund “may engage in additional investment strategies in the future.” Please specify the timing and specific kind of additional investment strategies. If the investment adviser does not contemplate any specific strategies, please delete the sentence.

Response: The Fund has deleted this sentence.

Outside Front Cover - Bullet Points

9.

Comment: After the third sentence in the first bullet point, please add, “Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.”

Response: The requested disclosure has been added (see outside front cover).

10.

Comment: In the third bullet point, disclosure refers to the possibility that a shareholder may sell shares outside of the repurchase process. But, in the first bullet point, disclosure states that a shareholder should not expect to be able to sell their shares, other than through the repurchase process. Please reconcile the discrepancy.

Response: The Fund has deleted this bullet point.

11.	Comment: Please add the following bullet points:

•	The amount of distributions that the Fund may pay, if any, is uncertain.

•

The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors.

•

An investor will pay a sales load of up to [    ]% and offering expenses of up to [    ]% on the amounts it invests. If you pay the maximum aggregate [    ]% for sales load and offering expenses, you must experience a total return on your net investment of [    ]% in order to recover these expenses.

Response: The requested disclosures have been added (see outside front cover).

Outside Front Cover - Page ii

12.

Comment: In the third line of the third paragraph in the section titled, “Securities Offered,” disclosure states that the Fund reserves the right to waive investment minimums. Please tell us how much the Fund will invest/invests in hedge funds and/or private equity funds that rely on section 3(c)(1) or 3(c)(7) of the 1940 Act. If the Fund will invest/invests more than 15% of its net assets in hedge funds and private equity funds that rely on sections 3(c)(1) or 3(c)(7), please note that registered closed-end funds that invest more than 15% of their net assets in such hedge funds or private equity funds should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please explain to us why it is/would be appropriate for the Fund to offer shares without imposing these limitations. We may have additional comments after reviewing your response.

Response: The Fund will invest more than 15% of its net assets in hedge funds and private equity funds that rely on sections 3(c)(1) or 3(c)(7) of the 1940 Act. As described in the Amendment No. 1, the Shares are being sold only to investors that represent that they are “qualified clients” within the meaning of Rule 205-3 under the Advisers Act. The Fund has also added language clarifying that the investor must also represent that such investor satisfies the accredited investor standard. In light of the Staff’s comments, the Fund has revised the relevant disclosure regarding the Fund’s minimum initial investment requirement.

13.

Comment: In the fourth paragraph in the section titled, “Securities Offered,” disclosure states “If you purchase Shares, you will become bound by the terms and conditions of the agreement and declaration of trust of the Fund, as may be amended from time to time.” Please revise “you will become bound by” to “the Shares are subject to.”

Response: The requested change has been made (see pages ii and 86).

14.	Comment: In the section titled, “Eligible Investors,” please add that Eligible Investors satisfy the accredited investor standard, in addition to the qualified client standard.

Response: The requested disclosure has been added (see pages ii, 15 and 101).

Outside Front Cover - Page iii

15.

Comment: In the second paragraph, disclosure states that the Fund intends to apply for exemptive relief that would, among other things, (i) designate multiple classes of Shares; (ii) impose on certain of the classes an early withdrawal charge and schedule waivers of such; (iii) impose class specific annual asset-based distribution fees on the assets of the various classes of Shares to be used to pay for expenses incurred in fostering the distribution of the Shares of the particular class; and (iv) expand the Fund’s ability to co-invest alongside its affiliates in privately negotiated investments. Please tell us the status of the application for exemptive relief.

Response: On June 16, 2022, the Fund filed an application for multi-class exemptive relief from the Commission, requesting expedited review under Rule 0-5(d) of the 1940 Act.

On December 16, 2022, the Fund filed an application for exemptive relief from the Commission to engage in co-investment transactions with the Adviser and/or its affiliates (the “Co-Investment Application”). On July 6, 2022, the Fund filed an amendment to the Co-Investment Application, reflecting comments received from the Staff on the Co-Investment Application and certain other updating changes.

16.

Comment: Please provide the information required by paragraphs (d) and (e) of Rule 481 of the Securities Act of 1933, as amended (“Securities Act”), regarding stabilization efforts and prospectus delivery obligations, respectively, or explain why it is not necessary. See Items 2.2. and 2.3. of Form N-2.

Response: The Fund respectfully notes that the above-referenced provisions are applicable to traditional closed-end fund undertakings in connection with an initial public offering. Rule 481(d)(1), for example, discusses whether an underwriter has any arrangement with the issuer, such as an over-allotment option, under which the underwriter may purchase additional shares in connection with the public offering, and Rule 481(e) addresses dealer delivery obligations in respect of such offering. The Fund intends to operate as a continuously offered tender offer fund and confirms that it has no relevant arrangements with an underwriter or dealer and believes that the requested information is not necessary for the Fund.

Page 1 - Subsidiaries

17.	Comment: The first sentence states that the Fund may invest in one or more wholly-owned subsidiaries. Please disclose:

•	That “Subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.[1]

•	That the Fund complies with the provisions of the 1940 Act governing investment policies (section 8) on an aggregate basis with the Subsidiary.

•

That the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of section 18.

[1]

“Primarily controlled” means (1) the registered fund controls the unregistered entity within the meaning of section 2(a)(9) of the 1940 Act, and (2) the registered fund’s control of the unregistered entity is greater than that of any other person.

•

That any investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (section 15) as if it were an investment adviser to the Fund under section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

•	That each Subsidiary complies with provisions relating to affiliated transactions and custody (section 17). Identify the custodian of the Subsidiary, if any.

•

That any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a Subsidiary should reflect aggregate operations of the fund and the Subsidiary.

Response: The Fund respectfully declines to make the proposed change referenced under the first bullet point. The Fund notes that the disclosure already specifies that these Subsidiaries are wholly-owned Subsidiaries, and therefore the requested language is unnecessary. In addition, the Fund supplementally confirms that any investment adviser to a Subsidiary will comply with provisions of the 1940 Act relating to investment advisory contracts (section 15) as if it were an investment adviser to the Fund under section 2(a)(20) of the 1940 Act. The requested disclosures noted in the remaining bullet points have been added to the prospectus (see pages 1-2 and 35).

Comment: Please explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response: The Fund confirms that the financial statements of any Subsidiary will be consolidated with the Fund’s financial statements. The consolidated financial statements of the Fund and such Subsidiary will also be audited by the Fund’s independent registered public accounting firm.

Comment: Please confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with section 31 of the Investment Company Act and the rules thereunder.

Response: The Fund consents to the examination of the books and records of any Subsidiary by the Commission to the same extent that the Fund’s books and records are subject to inspection by the Commission.

18.	Comment: Please tell us whether the Fund has subsidiaries that are foreign corporations.

Response: The Fund has not yet formed any subsidiaries, including any foreign subsidiaries. The Fund may determine to organize a foreign subsidiary in the future.

19.	Comment: If the Fund solely has wholly-owned subsidiaries that engage in investment activities in securities or other assets:

•

In connection with the fee table comment 18 above, please confirm that the wholly-owned subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the wholly-owned subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response: The Fund so confirms.

•

Please disclose that the Fund does not intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund. Also, if the Fund invests through majority-owned subsidiaries, please disclose that the Fund does not intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities that are majority-owned by the Fund.

Response: The requested disclosure has been added (see pages 1-2 and 36).

20.	Comment: In the third sentence of the first paragraph, disclosure refers to “disregarded entities.” Please define the term using plain English.

Response: The requested change has been made (see page 1).

Page 2 - Direct Investments

21.

Comment: In the first sentence, disclosure states, “The Fund’s Direct Investments strategy seeks to create well-diversified private equity and private credit portfolios by directly investing alongside leading private equity fund managers (“GPs”) in private equity buyouts, growth capital and private credit transactions across geographies and industry sectors.”

a.	Please tell us what GPs stands for, e.g., general partners? If so, please consider using the actual term where you explain the defined term.

Response: The requested change has been made (see page 3).

b.	Please define “private equity buyouts, growth capital and private credit transactions” using plain English.

Response: The requested change has been made (see page 3).

c.	Please add strategy and risk disclosure about the specific geography, industries, and sectors in which the Fund will invest.

Response: The Fund confirms that it does not intend to focus on a specific geography, industry or sector and believes that its current disclosure accurately reflects its intent to invest in a global portfolio of private equity investments. Accordingly, the Fund respectfully declines to add the requested disclosure.

Page 3 - Direct Investments

22.

Comment: In the last sentence of the top paragraph, disclosure states that the Fund may invest in portfolio companies through special purpose vehicles. Please tell us what kind of special purpose vehicles the Fund may use, e.g., collateralized loan obligations?

a.

Response: For U.S. federal income tax purposes, the Fund may determine to form one or more wholly-owned Subsidiaries to hold Direct Investments. These Subsidiaries are sometimes referred to in Amendment No. 1 as “special purpose vehicles.”

23.

Comment: In the second sentence, disclosure refers to the implementation of “its value creation thesis.” Please clarify to whom “its” refers. Also, please define “value creation thesis” using plain English.

Response: The requested changes have been made (see page 3).

24.

Comment: Under the “Secondary Investments” section, disclosure lists certain types of Secondary Investment transactions that the Adviser seeks to execute. Please revise disclosure to provide plain English explanations of these terms—for example, please expand on what is a combined (or stapled) secondary/primary transaction or a GP-led secondary transaction.

Response: The requested change has been made (see page 4).

Page 3 - Secondary Investments

25.

Comment: In the first sentence, disclosure refers to unfunded commitments. Please explain to us whether the Fund will make capital commitments that may be unfunded for some period of time. If so, please explain to us whether the Fund will treat its unfunded commitments as senior securities under section 18(g) of the 1940 Act. If the Fund will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Fund reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Fund believes it will be able to cover its future unfunded investment commitments.

Response: The Fund intends to make capital commitments that may be unfunded for some period of time and expects that these unfunded commitments generally will not be treated as senior securities. As described in Amendment No. 1, the Fund has adopted a commitment strategy in order to manage its process of committing capital to underlying investments. The Fund’s commitment strategy will also take other anticipated cash flows into account, such as those relating to new subscriptions, borrowing through a credit facility, the tender of Shares by Shareholders and any distributions made to Shareholders. To forecast portfolio cash flows, the Adviser will utilize a model that incorporates historical data, actual portfolio observations, insights from the relevant Underlying Fund managers and forecasts by the Adviser. Accordingly, while the Fund reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments. See “Types of Investments and Related Risk Factors—Over-Commitment Risk.”

Page 4 - Secondary Investments

26.	Comment: In the top paragraph, disclosure refers to “cash-on-cash returns” and “vintages.” Please explain these terms using plain English.

Response: The requested change has been made (see page 4).

Page 4 - Primary Investments

27.

Comment: In the last paragraph, disclosure states that the investment adviser “seeks to identify high quality GPs that are expected to fundraise during the deployment period and/or vintage in the respective geographies and segment.” Please revise the sentence using plain English.

Response: The requested change has been made (see page 5).

Page 10 - Leverage; Borrowings Risk

28.

Comment: Disclosure states that borrowing subjects the Fund to certain covenants with which it must comply and may increase the risk of investing with the Fund. If the Fund will hold a significant amount of covenant-lite loans, please revise your principal risks disclosure to include the heightened risks associated with covenant-lite loans.

Response: The requested change has been made (see page 45).

Page 10 - Leverage

29.

Comment: Disclosure refers to the possibility that the Fund will issue preferred stock. Please confirm that the Fund will not issue preferred stock within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosure.

Response: The Fund confirms that it will not issue preferred shares within one year of its investment operations.

Page 16 - Unlisted Closed-End Fund Structure; Limited Liquidity

30.

Comment: In the second paragraph, disclosure states that investors may be able to dispose of their shares through transfers or through an auction conducted via The Nasdaq Private Market, LLC and NPM Securities, LLC. Please explain how the transfers and auctions are structured.

Response: The Fund added a cross reference to the section “Repurchases and Transfers of Shares” in the prospectus. The section entitled “Repurchases and Transfers of Shares” has been revised to include more information regarding the auction transfer process. (See pages 17 and 80.)

Page 17 - Valuations

31.	Comment: Please tell us whether the Fund intends to comply with the requirements of Rule 2a-5 of the 1940 Act on or before the compliance date in September 2022.

Response: The Fund intends to comply with the requirements of Rule 2a-5 upon the commencement of its operations.

Page 19 - Repurchases and Transfers of Shares

32.

Comment: In the first paragraph, disclosure states, “The Fund also has the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. In addition, the Fund has the right to repurchase Shares of Shareholders if the Fund determines that the repurchase is in the best interest of the Fund or upon the occurrence of certain events specified in the Fund’s Declaration of Trust.” Please remove this language and replace it with language stating that involuntary redemptions will be conducted consistent with rule 23c-2.

Response: The Fund has considered the Staff’s comments and revised the disclosure to clarify that involuntary redemptions would be conducted in accordance with applicable federal securities laws, including the 1940 Act and the rules and regulations thereunder (see page 82).

Page 21 - Fee Table

33.

Comment: Footnote 3 to the fee table states that the estimates are based on the Fund raising $175 million of proceeds during the first 12 months. Please supplementally provide to Staff support for this assumption.

Response: Prior to the reorganization of AlpInvest Seed Fund, L.P. with and into the Fund, AlpInvest Seed Fund, L.P. will have capital commitments of approximately $175 million. In connection with the commencement of the Fund’s operations, AlpInvest Seed Fund, L.P. is expected to reorganize into the Fund. In light of this reorganization and additional sales of Fund shares after the launch of the Fund, the Fund believes its assumptions are reasonable.

Page 23 - Expense Example

34.	Comment: Please add a second set of examples based on the assumption that the return was made up entirely of capital gains.

Response: The Fund respectfully declines to add the above-mentioned second set of examples. The Fund believes its existing disclosure satisfies the requirements under Item 3.1 of Form N-2 and is consistent with market practice for similar funds pursuing private equity investment strategies.

Page 25 - The Fund

35.	Comment: Please describe the Fund’s fundamental policies in this section. See Item 8.2. of Form N-2.

Response: The requested disclosure has been added (see page 29).

Page 27 - Use of Proceeds

36.

Comment: Please disclose how long it is expected to take to fully invest net proceeds in accordance with the Fund’s investment objectives and policies, the reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay. See Item 7 of Form N-2.

Response: The requested disclosure has been added (see page 28).

Page 31 - Portfolio Management Advantages

37.

Comment: Disclosure refers to AlpInvest’s role on advisory boards in more than 80% of the funds to which the AlpInvest has committed and that such role allows the Fund’s investment team to “access better insights on GP- and fund-related issues and to proactively engage with GPs when necessary.” Please explain how AlpInvest’s role on so many advisory boards aligns with restrictions on insider trading, as discussed on page 43.

Response: AlpInvest representatives on Underlying Fund advisory boards do not often receive material nonpublic information (“MNPI”) relating to public companies. In the event that any representative obtains MNPI, such representative is required to abide by AlpInvest’s Code of Conduct. AlpInvest also has in place compliance policies and procedures that are intended to prevent trading while in possession of MNPI.

Page 32 - Top-down and bottom-up due diligence effort to select the best deals

38.

Comment: In the last sentence, disclosure states that the investment adviser applies a variety of concepts, tools, and analyses, including “others: country macro analysis, GP qualification analysis, frameworks for specific deal situations like minority settings or financial institutions and extensive sensitivity analysis.” Please explain these terms using plain English.

Response: The Fund has considered the Staff’s comment and revised this paragraph to clarify the Adviser’s due diligence process (see page 34).

Page 33 - Asset Timing and Strong Alignment

39.	Comment: In the second sentence, disclosure refers to “tail-end assets.” Please explain this term using plain English.

Response: The requested change has been made (see page 35).

Page 34 - Closing Process

40.

Comment: This section refers to potential side letter arrangements between the Fund and an Underlying Fund that may set forth certain rights and undertakings not reflected in the Underlying Fund’s legal documents. To the extent an Underlying Fund investment, and the legal documents thereto, require the Fund’s disclosure and filing as exhibits these materials, please confirm that the Fund will also disclose the undertakings and material rights set forth in such side letters, as well as file as an exhibit to the Fund’s disclosures these side letters.

Response: The Fund confirms that it will make the above-mentioned disclosures and filings to the extent required by applicable federal securities laws.

Page 36 - Primary Investments Risks

41.	Comment: In the sixth sentence, disclosure states that “[m]any non-U.S. investment advisers not registered . . .” Please add “are” after “advisers.”

Response: The requested change has been made (see page 38).

Page 38 - Energy Strategies

42.

Comment: Disclosure here and throughout the registration statement refers to the Fund’s investments in various industries, such as the energy industry. Such investments appear to be significant. Please confirm that the Fund will not concentrate its investments in any industry or group of industries, consistent with the Fund’s fundamental policy regarding concentration. See page 1 of the Statement of Additional Information.

Please also remove references to the Fund being “concentrated” because such language may potentially mislead and/or confuse investors about the nature of the Fund. See page 43 of the prospectus (“Concentration Risk. “ . . . [T]he Fund’s portfolio may at times be more concentrated than the portfolios of funds investing in a broader range of industries and geographies and could experience significant volatility, especially during times when the Fund is concentrated in particular metrics that may be exposed to or experiencing unfavorable market conditions. Separately, an Underlying Fund may concentrate its investments in specific geographic regions.”).

Response: The Fund so confirms and has removed references to the Fund being “concentrated” where applicable. The Fund respectfully notes, however, that an Underlying Fund may have increased exposure to certain industries, sectors and/or geographies. As noted in Amendment No. 1, because the Fund will generally not control the investing activities of the Underlying Funds, it is possible that the investments made by the Underlying Funds in aggregate could cause the Fund to increased economic exposure to one or more industries, sectors or geographies. The Fund will consider the then-existing concentration of the Underlying Funds, to the extent they are known to the Fund, when making additional investments, and has added this disclosure in Amendment No. 1.

Page 47 - Handling of Mail.

43.	Comment: Please tell us why “Handling of Mail” is a principal risk.

Response: The Fund has deleted this risk factor.

Page 49 - Industry or Sector Concentration

44.

Comment: In the last sentence, disclosure states, “because the Fund will generally not control the investing activities of the Underlying Funds, it is possible that the investments made by the Underlying Funds in aggregate could cause the Fund to have concentrated economic exposure to one or more industries, sectors or geographies.”

Please revise this sentence, and similar disclosure throughout the registration statement, to state that the Fund will consider the concentration of the Underlying Funds when determining compliance with its fundamental concentration policy. Although the Fund may invest in Underlying Funds that concentrate, the investment adviser and the Fund may not ignore the concentration of the Underlying Funds when determining whether the Fund is in compliance with its own concentration policy.

For example, it would be a violation of the Fund’s concentration policy for the Fund to invest all of its assets in Underlying Funds that the Fund knows concentrate in a particular industry or group of related industries. See also page 2 of the Statement of Additional Information (“Underlying Funds are not considered part of any industry or group of industries, and the Fund may indirectly concentrate in a particular industry or group of industries through its investments in one or more Underlying Funds.”).

Response: The requested change has been made (see page 51). See also the Comment #42.

Page 50 - Junior Capital Investments

45.

Comment: In the fourth sentence, disclosure refers to the Fund’s possible investment in real estate finance transactions. If the Fund will invest in real estate investments as a principal strategy, please add appropriate strategy and risk disclosure.

Response: The Fund confirms that it will not be pursuing real estate investments as a principal investment strategy.

Page 56 - Recourse to Assets of the Fund

46.	Comment: In the first sentence, disclosure contains bracketed language. Please remove the brackets when the language is finalized.

Response: The Fund has finalized the language and removed the relevant brackets (see page 58).

Page 60 - Unspecified Investments

47.

Comment: Please revise this risk disclosure, as it is broadly advisory, portfolio, or investment risk, rather than “unspecified investment” risk. Additionally, the reorganization contemplates the Predecessor Fund as a wholly-owned subsidiary suggesting that there may be specified investments already contemplated.

Response: The Fund has deleted this risk factor as a separate risk factor.

Page 62 - Management of the Fund

48.	Comment: Please add disclosure about the Fund’s portfolio managers. See Item 9.1. of Form N-2.

Response: The above-referenced disclosure has been updated (see page 65).

Page 63 - Administrative Services

49.	Comment: Please state the fee payable under the Administration Agreement. See Item 9.1.d. of Form N-2.

Response: Please note that that amounts paid under the Administration Agreement are determined as a reimbursement of allocable costs rather than as a set percentage applied against net asset value. An estimate of these costs will be included under “Other Expenses” in the fee and expense table under “Summary of Fund Expenses.”

Page 66 - Fund Expenses

50.

Comment: In the first line, disclosure states, “The Adviser may be entitled to receive topping, break-up, monitoring, directors’ organizational, set-up, advisory, investment banking, syndication and other similar fees in connection with the purchase, monitoring or disposition of Fund investments or from unconsummated transactions.” Please revise this sentence using plain English.

Response: The requested change has been made (see page 70).

Page 67 - Incentive Fee

51.	Comment: Please include a graphic depicting the incentive fee, plus examples demonstrating its operation.

Response: Shareholders of the Fund will be “qualified clients” within the meaning of Rule 205-3 under the Advisers Act. As such, the Fund does not believe this type of disclosure to be consistent with current industry practice or regulatory requirements, and further that given the numerous assumptions needed to produce any hypothetical example demonstrating the operation of the Incentive Fee, such a representation would not provide such Shareholders with a useful representation of the operation of the Incentive Fee.

52.	Comment: Earlier disclosure discusses the Fund’ use of swaps. It is unclear whether the Fund will engage in total return swaps.

a.

If the Fund will engage in total return swaps, please tell us whether the Fund’s investment advisory agreement addresses the treatment of total return swaps for purposes of the base management fee and the incentive fee calculations.

b.	Please tell us whether the Fund will look through the swap and count the reference assets as investments of the Fund for purposes of computing the incentive fee on income.

c.

Please tell us whether, for purposes of the asset coverage ratio test of section 18(a) under the 1940 Act, the Fund will treat the notional amount of the swap, reduced by the amount of cash collateral required to be posted by the Fund, as a senior security for the life of the swap.

Response: The Fund confirms that it does not intend to engage in total return swaps. Accordingly, the Fund respectfully declines to add disclosure relating to the Fund’s use of total return swaps.

Page 76 - Repurchases of Shares

53.

Comment: Please clearly disclose at the outset of the repurchase disclosure, and everywhere else in the prospectus that disclosure appears about repurchase offers, that in no case will the Fund make full payment of all consideration offered in any repurchase offer later than 65 days after the last day that shares may be tendered pursuant to the repurchase offer.

Response: The Fund has considered the Staff’s comment and has revised the relevant disclosures to state that the Fund currently intends, under normal market conditions, to provide payment with respect to at least 95% of the repurchase offer proceeds within 65 days of the valuation date of each repurchase offer, and may hold back up to 5% of repurchase offer proceeds until after the Fund’s year-end audit.

54.

Comment: The Staff remains unclear as to the purpose of issuing a non-interest bearing and non- transferable promissory note to tendering shareholders and is concerned that it may confuse those shareholders about their legal right to obtain prompt payment of the cash consideration under rule 13e-4(f)(5). If the Fund nevertheless determines to retain this feature, please disclose (a) the purpose and any legal effect of this issuance, which appears to merely evidence an obligation to make a cash payment which already exists under federal law, and (b) that the terms of the Promissory Note will include the Fund’s obligation to make full cash payment under the Promissory Note no later than 65 days after the last day that shares may be tendered pursuant to the repurchase offer.

Response: The Fund has deleted the relevant disclosure.

Page 80 - Summary of the Declaration of Trust

55.

Comment: In the sixth paragraph, disclosure describes certain “change of control” provisions in the Declaration of Trust. Please disclose (i) the rationale for adopting these provisions; (ii) the positive and negative effects of these provisions; (iii) whether the voting requirements to change the nature of the company’s business, approve extraordinary corporate transactions, convert to an open-end investment company, or remove directors are higher than those imposed by federal or state law; and (iv) whether the board of trustees has considered the provisions and determined that they are in the best interest of shareholders.

Response: The requested disclosure has been added (see page 86).

56.

Comment: In the sixth paragraph, disclosure describes a “derivative action” provision in the Declaration of Trust. That provision (section 10.6) refers to: (1) a pre-suit demand; (2) a 10% threshold; (3) the need to afford the Trustees a reasonable amount of time to consider a derivative action request; and (4) an undertaking for a shareholder to reimburse the Trust for the expense of retaining advisors in considering the merits of a derivative action request if the Trustees determine not to take action.

As to (3), please disclose the provision in this section of the prospectus.

Response: The requested disclosure has been added (see page 87).

As to (2) and (4), please revise the provisions in the organizational document to state that the provisions do not apply to claims arising under the federal securities laws. Please also disclose in this section of the prospectus that the provisions do not apply to claims arising under the federal securities laws.

Response: Although the Fund does not necessarily agree with the Staff’s position, the Fund agrees that it will request that the Board amend Section 10.6 of the Declaration of Trust as follows (additions bolded and underlined):

Section 10.6. Derivative Actions. In addition to the requirements set forth in Section 3816 of the Delaware Act, a Shareholder may bring a derivative action on behalf of the Trust only if the following conditions are met; provided, however, that paragraph (b) and the required undertaking referenced in paragraph (c) of this Section 10.6 shall not apply to claims arising under the federal securities laws: . . .

The relevant disclosure has also been added to the prospectus (see page 87).

Page 94 - Plan of Distribution

57.

Comment: If the underwriting agreement provides for indemnification of the underwriter by the Fund against liability under the Securities Act or the 1940 Act, please briefly describe such provisions. See Item 5.4. of Form N-2.

Response: The requested disclosure has been added (see page 100).

Page 98 - Dividend Reinvestment Plan

58.

Comment: If applicable, please disclose that an investor holding shares that participate in the DRP in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the DRP. See Item l0.l.e. of Form N-2.

Response: The requested disclosure has been added (see page 104).

Page 101 - Related Performance Information for Alplnvest’s Similar Accounts

59.	Comment: In the heading, please change “Related” to “Prior.”

Response: The requested change has been made (see page 107).

Page 102 - Related Performance Information for Alplnvest’s Similar Accounts

60.

Comment: The prior performance must present the average annual total return for 1, 5, and 10 years of operation or since date of inception if less than 10 years. Performance may be presented in other formats if it is accompanied by the average annual total return for 1, 5 and 10 years. For example, the Fund may also show the average annual total return for 3 years.

Response: The requested change has been made (see page 108).

61.

Comment: Prior performance presentations must disclose that the presentations are either (1) net of all actual fees/expenses, including sales loads relating to the account, or (2) adjusted to reflect all of the Fund’s expenses listed in the Fund’s fee table, including sales load. If the Fund presents adjusted performance, the Fund should represent supplementally that the use of adjusted fees/expenses does not result in performance that is higher than what would have been achieved using the actual fees/expenses. The Fund may also present gross performance of the accounts in addition to net or adjusted performance, but in such cases, the accounts’ net or adjusted performance must be more prominent, e.g., presented as the first column or row in a table.

Response: The requested changes have been made (see pages 107 to 109).

62.

Comment: If the actual fees/expenses of the accounts are lower than the Fund’s fees/expenses, disclosure should state that the use of the Fund’s expense structure would have lowered the performance results.

Response: The requested change has been made (see pages 107 to 109).

63.	Comment: Please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act.

Response: The Fund has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.

64.	Comment: Please add a back cover page to the end of this section. See Item 2 of Form N-2.

Response: The requested change has been made (see back cover).

STATEMENT OF ADDITIONAL INFORMATION

Page 22 - Organization and Management of Wholly-Owned Subsidiaries

65.

Comment: In the second sentence of the second paragraph, disclosure states, “The Fund, as the sole member of each Subsidiary, does not have all of the protections offered by the 1940 Act to shareholders of investment companies registered under the 1940 Act with respect to its investments in the Subsidiaries.” Please revise this sentence to state that the Fund does, in fact, have all such protections under the 1940 Act.

Response: The Fund has considered the Staff’s comment and deleted the relevant sentence.

PART C

Item 34: Undertakings

66.	Comment: Please add the required undertakings in Item 34.1, 34.4, and 34. 6 or explain why it is not necessary. See Items 34.1, 34.4, and 34.6 of Form N-2.

Response: The Fund has considered the Staff’s comments and added the requested undertaking in Item 34.6. The Fund respectfully declines to add the undertakings in Items 34.1 and 34.4. The Fund believes that the undertakings furnished by the Fund are consistent with the industry practice of other continuously offered closed-end tender offer funds. The Fund notes that the undertaking in Item 34.1 is applicable to a traditional closed-end fund undertaking an initial public offering in which the closed-end fund sells a fixed amount of shares. The undertaking specifically applies to circumstances involving the potential exercise of an underwriter’s overallotment option on the basis of the initial prospectus in the event of a material change in the closed-end fund’s net asset value. The undertaking is not applicable to closed-end funds conducting continuous offerings under Rule 415 of the Securities Act, such as the Fund. Similarly, Item 34.4 is applicable for registration statements permitted by Rule 430A under the Securities Act, which generally involve offerings with an underwriting syndicate, and therefore is not applicable to the Fund.

* * *

We hope the foregoing responses adequately address the staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (212) 497-3612.

Very truly yours,

/s/ Michael G. Doherty
Michael G. Doherty, Esq.

cc:	Cameron Fairall, AlpInvest Private Equity Investment Management, LLC

Gregory C. Davis, Ropes & Gray LLP

Michelle Huynh, Ropes & Gray LLP